Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

August 7, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 1 to Registration Statement on Form F-1
Filed July 28, 2025
File No. 333-288582

Dear Sirs,

The purpose of this letter is to respond to the comment letter of August 6, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”).

Page references in our responses are to Amendment No. 2. Unless otherwise stated, any defined terms in Amendment No. 2 apply within this letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Our Company, page 1

1.	Please revise under this heading and your Business section where appropriate to disclose whether you have filed INDs with the FDA for the clinical trials of NS001 and NS002. If so, disclose the date each IND was filed and whether they are still active.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 1, 2, 68 and 77 of Amendment No. 2 to reflect that we have not filed INDs for either of our clinical trials of NS001 and NS002 and we intend to file an IND for our clinical trial of NS002 in the third quarter of 2026.

Report of Independent Registered Public Accounting Firm, page F-3

2.	Please ensure that your independent registered public accounting firm finalizes its report prior to effectiveness.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-1 of Amendment No. 2 to include the finalized report from our independent registered public accounting firm.

Exhibits

3.	Please provide a finalized and currently dated consent from your independent registered public accounting firm prior to effectiveness.

Response: In response to the Staff’s comment, we have provided a finalized and currently dated consent from our independent registered public accounting firm filed as Exhibit 23.1 to Amendment No. 2.

Exhibits

4.	Please revise your legal opinions filed as Exhibits 5.1 and 5.2 to opine on the volume of securities being registered.

Response: The Company acknowledges the Staff’s comment. However, as discussed with the Staff, the Company has calculated the registration fee based on Rule 457(o) under the Securities Act of 1933, as amended (“Rule 457(o)”). As discussed with the Staff, the legal opinions filed as Exhibits 5.1 and 5.2 properly refer to the proposed maximum aggregate offering price calculated pursuant to Rule 457(o).

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus Pharma Ltd.

By:	/s/ Udi Gilboa
Executive Chairman